Exhibit 15.1

REZOLVE AI plc and subsidiaries

Unaudited Pro Forma Condensed Combined Financial Information

Defined terms included below have the same meaning as terms defined and included elsewhere in this Report.

Introduction

As previously disclosed in its Current Reports on Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on March 31, 2025, March 6, 2025, February 21, 2025 and February 7, 2025, Rezolve AI plc (“Rezolve” or “the Company”) completed two acquisitions after December 31, 2024 but before the consolidated financial statements of the Company as of and for the year ended December 31, 2024 were issued.

Bluedot Acquisition

On February 4, 2025, the Company entered into a purchase agreement with DBLP Sea Cow Ltd (“DBLP”), to acquire the entire issued and to be issued share capital of each of Bluedot Industries, Inc.and Bluedot Industries Pty. Ltd. As consideration for this acquisition, the Company issued 819,737 ordinary shares of the Company in a private placement to DBLP.

DBLP is is a related party and is wholly legally owned by Daniel Wagner and beneficially owned by John Wagner. Both Daniel Wagner and John Wagner are directors of DBLP.

On March 17, 2025, the Company entered into a share purchase agreement with Tanist Group Limited (“Tanist Group”) pursuant to which the Company acquired 100% of the issued and outstanding shares of Bluedot Innovation Pty. Ltd. As consideration for this acquisition, the Company issued 1,941,111 ordinary shares of the Company to the Tanist Group.

Bluedot Industries, Inc., Bluedot Industries Pty. Ltd. and Bluedot Innovation Pty. Ltd, together “Bluedot”, is a developer of mobile location technology to enhance customer experiences.

On February 20, 2025 and March 17, 2025, the Company closed the acquisition of Bluedot and issued the above mentioned ordinary shares as consideration to DBLP and the Tanist Group, respectively.

The acquisition of Bluedot was not deemed significant under Rule 3-05 of Regulation S-X (“Rule 3-05”).

GroupBy Acquisition

On February 11, 2025, the Company entered into a purchase agreement with GroupBy Inc., GroupBy International Ltd., and Fortis Advisors LLC, as the representative of the sellers party thereto (“the Sellers”), to acquire the entire issued and to be issued share capital of each of GroupBy Inc., GroupBy International Ltd., GroupBy USA Inc., and GroupBy UK Ltd (together “GroupBy”).

GroupBy is an eCommerce Search and Product Discovery SaaS technology provider that powers some of the largest B2B and B2C brands.

On March 25, 2025, Rezolve closed the GroupBy acquisition. As consideration for the GroupBy acquisition, the Company issued an aggregate of 3,999,902 of its ordinary shares of the Company in a private placement to the Sellers.

The acquisition of GroupBy was deemed significant under Rule 3-05 and separate financial statements for GroupBy are included elsewhere in this Report.

Unaudited Pro Forma Condensed Combined Financial Information

The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024 gives effect to the Bluedot acquisition and the GroupBy acquisition as if both acquisitions had been completed on December 31, 2024. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024 gives effect to the Bluedot acquisition and the GroupBy acquisition as if both acquisitions had been completed on January 1, 2024. As such the adjustments reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet will not necessarily reconcile with the adjustments in the Unaudited Pro Forma Condensed Combined Statements of Operations. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations of Rezolve would have been had the Bluedot acquisition and the GroupBy acquisition occurred on the dates noted above, nor are they necessarily indicative of future consolidated results of operations. Future results may vary significantly from the results reflected because of various factors. In Rezolve’s opinion, all adjustments that are necessary to present fairly the unaudited pro forma condensed combined financial information have been made.

The unaudited pro forma condensed combined financial information does not reflect the benefits of potential cost savings or the costs that may be necessary to achieve such savings, opportunities to increase revenue generation or other factors that may result from the Bluedot acquisition and the GroupBy acquisition and does not attempt to predict or suggest future results.

The unaudited pro forma financial statements have been developed from and should be read in conjunction with:

•
the historical audited consolidated financial statements of Rezolve as of, and for the years ended, December 31, 2024 and 2023, included elsewhere in this Report;
•
the historical audited combined consolidated financial statements for GroupBy as of, and for the years ended, December 31, 2024 and 2023, included elsewhere in this Report;
•
the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” included elsewhere in this Report.

REZOLVE AI plc AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

					Proforma Combined
	Rezolve AI plc and Subsidiaries (Historical as of 12/31/2024)	GroupBy (Historical as of 12/31/2024)	Bluedot Industries (Historical as of 12/31/2024)	Bluedot Innovation (Historical as of 12/31/2024)	GroupBy Transaction Accounting Adjustments		Bluedot Transaction Accounting Adjustments		Pro Forma Combined
	A	B	C	D	E		F		G = A+B+C+D+E+F
Assets
Current assets:
Cash and cash equivalents	$9,450,944	$6,482,298	$278,603	$31	—		—		$16,211,876
Accounts receivable, net	21,274	1,148,861	682,432	—	—		—		1,852,567
Prepaid expenses and other current assets	960,848	1,146,327	—	—	10,000	a	—		2,117,175
Derivative asset	2,587,581	—	—	—	—		—		2,587,581
Income taxes receivable	—	222,222	—	—	—		—		222,222
Total current assets	13,020,647	8,999,708	961,035	31	10,000		—		22,991,421
Non-current assets:
Property and equipment, net	17,332	—	4,987	4,082	—		—		26,401
Intangible assets, net	6,750,178	—	—	68,304	34,400,000	b	6,276,731	c,d	47,495,213
Goodwill	—	—	—	—	4,580,673	e	1,093,939	f	5,674,612
Right-of-use asset	—	174,568	—	—	9,771	g	—		184,339
Deferred tax asset			384,408						384,408
Other assets	—	—	41,269	—	—		—		41,269
Total non-current assets	6,767,510	174,568	430,664	72,386	38,990,444		7,370,670		53,806,242
Total assets	$19,788,157	$9,174,276	$1,391,699	$72,417	$39,000,444		$7,370,670		$76,797,663
Liabilities and Equity
Current liabilities:
Accounts payable	7,303,060	21,598,041	1,493,082	3,966	1,371,844	a,i	295,846	j	32,065,839
Due to related party	1,054,429	—	—	—	—		—		1,054,429
Accrued expenses and other payables	9,513,932	—	1,089,012	—	—		—		10,602,944
Short term debt to related party	5,102,211	—	589,940	—	—		—		5,692,151
Short term convertible debt	10,288,123	—	—	—	—		—		10,288,123
Short term convertible debt to related party	95,309	—	—	—	—		—		95,309
Convertible promissory notes	6,428,825	—	—	—	—		—		6,428,825
Ordinary Shares Payable	1,206,609	—	—	—	—		—		1,206,609
Share-based payment liability	1,400,000	—	—	—	—		—		1,400,000
Advisors loans	12,812,366	—	—	—	—		—		12,812,366
Derivative liabilities	2,579,875	—	—	—	—		—		2,579,875
Bank indebtedness	—	12,000,000	—	—	(12,000,000)	h	—		—
Deferred revenue	—	8,584,886	1,161,723	—	—		—		9,746,609
Warrant liability	—	20,149	—	—	(20,149)	k	—		—
Current portion of lease liabilities	—	43,069	—	—	—		—		43,069
Total current liabilities	57,784,739	42,246,145	4,333,757	3,966	(10,648,305)		295,846		94,016,148
Non-current liabilities:
Deferred tax liability	—	—	—	—	10,335,000	l	1,228,051	m	11,563,051
Debt	—	—	—	108,238	—		—		108,238
Lease liabilities	—	148,945	—	—	—		—		148,945
Other liabilities	—	—	—	—	—		—		-
Total non-current liabilities	—	148,945	—	108,238	10,335,000		1,228,051		11,820,234
Total liabilities	$57,784,739	$42,395,090	$4,333,757	$112,204	$(313,305)		$1,523,897		$105,836,382
Stockholders' Equity:
Ordinary shares, £0.0001 nominal value 208,260,754 shares issued and outstanding as of December 31, 2024; 152,262,295 shares issued and outstanding as of December 31, 2023; 256,365,817 and 161,710,480 shares authorized as of December 31, 2024 and 2023	26,816	—	—	—	1,623	n	356	o	28,795
Series A shares, £0.0001 nominal value 4,575,983 shares issued, authorized and outstanding as of December 31, 2023	—	—	—	—	—		—		—
Ordinary shares/Common Stock	—	14,005,728	1,000	50	(14,005,728)	p	(1,050)	p	(0)
Additional paid-in capital	194,062,767	6,291,080	21,626,882	3,324,360	11,767,156	n,p	(20,562,772)	o,p	216,509,473
Stock subscription receivable	(80)	—		(79,003)			79,003	p	(80)
Accumulated deficit	(232,075,815)	(58,196,350)	(24,831,035)	(3,285,194)	46,229,426	g,h,i k,l,p	26,592,332	j,m,p	(245,566,636)
Accumulated other comprehensive loss	(10,270)	—	261,095				(261,095)	p	(10,270)
Warrants	—	4,678,728	—	—	(4,678,728)	q	—		—
Total shareholders' equity (deficit)	$(37,996,582)	$(33,220,814)	$(2,942,058)	$(39,787)	$39,313,749		$5,846,773		$(29,038,719)
Total liabilities and stockholders’ deficit	$19,788,157	$9,174,276	$1,391,699	$72,417	$39,000,444		$7,370,670		$76,797,663

See accompanying notes to the unaudited pro forma condensed combined financial information

REZOLVE AI plc AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

						Proforma Combined
	Rezolve AI plc and Subsidiaries (Historical Year ended December 31, 2024)	GroupBy (Historical Year ended December 31, 2024)	Bluedot Industries (Historical Year ended December 31, 2024)	Bluedot Innovation (Historical Year ended December 31, 2024)		GroupBy Transaction Accounting Adjustments		Bluedot Transaction Accounting Adjustments		Pro Forma Combined
	A	B	C	D		E		F		G = A+B+C+D+E+F
Revenue	$187,788	$18,890,934	$2,092,315	$485,860	R	—		—		$21,656,897
Operating expenses
Cost of revenue	34,053	11,874,137	158,776	—		—		—		12,066,966
Sales and marketing expense	6,285,446	4,906,824	402,441	—		—		—		11,594,711
General and administrative expenses	131,430,412	2,789,811	721,269	23,979		112,554	z	—		135,078,025
Other operating expenses	255,412	—	—					—		255,412
Depreciation and amortization expenses	225,251	200,370	—	38,022		5,652,966	s,z	1,053,673	t,u	7,170,282
Research and development	—	6,835,367	1,152,807	—		—		—		7,988,174
Total operating expenses	138,230,574	26,606,509	2,435,293	62,001		5,765,520		1,053,673		174,153,570

Operating loss	(138,042,786)	(7,715,575)	(342,978)	423,859		(5,765,520)		(1,053,673)		(152,496,673)
Other (expense) income
Interest (expense)/income	(10,557,714)	(1,152,396)	(203,053)	(1,990)		1,173,596	v,z	—		(10,741,557)
Gain/(loss) on derivatives	19,001,681	—	—	—		—		—		19,001,681
Gain/(loss) on extinguishment	(44,332,819)	—	—	—		(279,851)	w, aa	—		(44,612,670)
Other non-operating income (expense), net	1,329,781	(31,362)	11,193	—		(1,361,844)	x	(295,847)	y	(348,079)
Total other (expenses) / income, net	(34,559,071)	(1,183,758)	(191,860)	(1,990)		(468,099)		(295,847)		—
Income (loss) before taxes	(172,601,857)	(8,899,333)	(534,838)	421,869		(6,233,619)		(1,349,520)		(189,197,298)
Income tax expense	(44,933)	(33,524)	(20,486)	(50,067)		(10,335,000)	bb	(1,228,051)	cc	(11,712,061)
Net (loss) income	$(172,646,790)	$(8,932,857)	$(555,324)	$371,802		$(16,568,619)		$(2,577,571)		$(200,909,358)
Earnings Per Share	(1.1)	—	—	—		—		—		(1.1)	dd
Basic and diluted weighted average shares outstanding	162,855,146	—	—	—		—		—		178,157,563	dd

See accompanying notes to the unaudited pro forma condensed combined financial information.

REZOLVE AI LIMITED AND SUBSIDIARIESNOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

GroupBy acquisition

The Company accounted for the GroupBy acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill.

The Company's preliminary estimates of fair values of the net assets acquired are based on the information that was available at the date of the GroupBy acquisition, and the Company is continuing to evaluate the underlying inputs and assumptions used in its valuations. Accordingly, these preliminary estimates are subject to change during the measurement period, which is up to one year from the date of the acquisition. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the acquisition from those valuations would result in a corresponding increase in the amount of goodwill from the acquisition. The acquisition-related transaction costs incurred by the Company were accounted for as expenses in the periods in which the costs were incurred and the services were received.

Bluedot acquisition

The Company accounted for the acquisition of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's preliminary estimates of fair values of the net assets acquired are based on the information that was available at the date of the acquisition of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd, and the Company is continuing to evaluate the underlying inputs and assumptions used in its valuations. Accordingly, these preliminary estimates are subject to change during the measurement period, which is up to one year from the date of the acquisition. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the acquisition from those valuations would result in a corresponding increase in the amount of goodwill from the acquisition. The acquisition-related transaction costs incurred by the Company were accounted for as expenses in the periods in which the costs were incurred and the services were received.

The Company accounted for the acquisition of Bluedot Innovation Pty. Ltd as an asset acquisition under ASC 805. The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. The Company used a cost accumulation model to determine the cost of the asset acquisition. The Ordinary Shares issued as consideration in this asset acquisition were measured based on the acquisition date fair value of the equity interests issued. Direct transaction costs were recognized as part of the cost of an asset acquisition. The cost of an asset acquisition, including transaction costs, were allocated to identifiable assets acquired and liabilities assumed based on a relative fair value basis. Goodwill is not recognized in an asset acquisition. If applicable, any difference between the cost of an asset acquisition and the fair value of the net assets acquired is allocated to the non-monetary identifiable assets based on their relative fair values. However, as of the date of acquisition, if certain assets are carried at fair value under other applicable GAAP the consideration is first allocated to those assets with the remainder allocated to the non-monetary identifiable assets based on relative fair value basis.

Unaudited Pro Forma financial information

The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024 gives effect to the Bluedot acquisition and the GroupBy acquisition as if both acquisitions had been completed on December 31, 2024. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2024 gives effect to the Bluedot acquisition and the GroupBy acquisition as if both acquisitions had been completed on January 1, 2024.

The Company utilized the services of an independent valuation consultant, along with estimates and assumptions determined by management, to estimate the fair value of the assets acquired and liabilities assumed. Given the timing of the Bluedot acquisition and the GroupBy acquisition, the assets acquired is still in process of being valued by an independent valuation consultant. The preliminary allocation of the purchase price was based on an evaluation of the appropriate fair values and represents management’s best estimate based on available data. The purchase price allocation of the assets acquired and liabilities assumed is preliminary until the contractual post-closing adjustments are finalized, the final independent valuation consultant report is issued, and the measurement period allowed for under ASC 805 has closed. The final determination of the fair value of assets acquired and liabilities assumed will be completed within the one-year measurement period as allowed by ASC 805. Changes during the measurement period could be material.

The unaudited pro forma condensed combined financial information reflects transaction related adjustments management believes are necessary to present fairly Rezolve’s pro forma results of operations and financial position following the closing of the Bluedot acquisition and the GroupBy acquisition and related transactions as of and for the periods indicated above. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Rezolve’s financial condition and results of operations as if the Bluedot acquisition and the GroupBy acquisition was completed on the dates mentioned above. Therefore, the unaudited pro forma condensed combined financial information and related notes are presented for illustrative purposes only. If the Bluedot acquisition and the GroupBy acquisition and other transactions contemplated herein had occurred in the past, Rezolve's operating results might have been materially different from those presented in this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information should not be relied upon as an indication of operating results that Rezolve would have achieved if the Bluedot acquisition and the GroupBy acquisition had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited pro forma condensed combined financial statement of operations and should not be relied upon as an indication of the future results Rezolve will have after the contemplation of the Bluedot acquisition and the GroupBy acquisition.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Bluedot acquisition and the GroupBy acquisition.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. The unaudited pro forma condensed combined financial information should be read in conjunction with the audited financial statements and notes thereto of each of GroupBy and Rezolve included elsewhere in this Report.

The historical audited combined consolidated financial statements for GroupBy as of, and for the years ended, December 31, 2024 and 2023 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations adopted by the International Accounting Standards Board (“IASB”). See note 2 and note 3 for more information on adjustments resulting from material differences between IFRS and US GAAP.

Note 2—Unaudited pro forma condensed combined balance sheet adjustments

In addition to the pro forma adjustments listed below, the unaudited pro forma condensed combined balance sheet as of December 31, 2024 presented also include adjustments to conform Bluedot’s and GroupBy's historical presentation of certain line items to the presentation of those line items by Rezolve.

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of December 31, 2024 are as follows:

(a)
An adjustment to reflect the purchase of a prepaid insurance tail policy by GroupBy (as required in the purchase agreement) for (i) directors’ and officers’ liability (including fiduciary and employment practices liability) insurance policy and (ii) cyber liability insurance policy, in each case providing coverage for a 6-year period commencing on the closing date of the GroupBy acquisition with respect to claims arising from acts, events or omissions that occurred at or prior to the closing of the GroupBy acquisition.
(b)
Reflects adjustments to intangible assets of GroupBy based on the fair values assigned in the preliminary purchase price allocation to: (1)Technology intellectual property and (2) Customer contract and related relationships.
(c)
Reflects adjustments to intangible assets of acquisition of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd based on the fair values assigned in the preliminary purchase price allocation to: Customer contract and related relationships.
(d)
Reflects adjustments to intangible assets of Bluedot Innovation Pty. Ltd based on the preliminary allocation of costs for the asset acquisition.

(e)
Reflects the recognition of goodwill for GroupBy based on the preliminary purchase price allocation.
(f)
Reflects the recognition of goodwill for Bluedot Industries, Inc.and Bluedot Industries Pty. Ltd based on the preliminary purchase price allocation.
(g)
Reflects the adjustment to the right-of use asset and lease liability resulting from (1) the application of the guidance in ASC 805-20-30-24 which requires Rezolve to measure the lease liability at the present value of the remaining lease payments, as if the acquired lease were a new lease of the acquirer at the acquisition date and (2) differences between IFRS and US GAAP. There is only a single accounting model for leases under IFRS, i.e., all leases are effectively equivalent to finance leases under ASC 842, therefore lease classification is unnecessary under IFRS. The leases of GroupBy were classified as operating leases under ASC 842 which resulted in the recognition of a straight-line rent expense in the income statement under ASC 842 rather than the recognition of an amortization expense and interest expense under IFRS 16.
(h)
In connection with the closing of the GroupBy acquisition, the Company entered into a subscription letter with Western Alliance Bank (“WAB”) pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12,300,000. In consideration for the allotment of these Ordinary Shares, WAB will irrevocably and unconditionally release and discharge the Company from the obligations owed by the Company to WAB. The pro forma adjustment assumes a price of $1.44 per share which is the closing price per share on March 25, 2025, the date on which Rezolve closed the GroupBy acquisition.
(i)
An adjustment to recognize the transactions costs directly associated with the acquisition of GroupBy, including, but not limited to advisory fees and legal fees.
(j)
An adjustment to recognize the transactions costs directly associated with the acquisition of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd , including, but not limited to advisory fees and legal fees.
(k)
Reflects an adjustment for the cancellation all warrant liabilities to which GroupBy is a party as one of the conditions for the closing of the GroupBy acquisition.
(l)
An adjustment to recognize deferred tax liabilities resulting from (1) goodwill identified in the purchase price allocation that is not deductible for tax purposes and (2) differences in the book and tax basis of intangible assets remeasured to fair value as a result of business combination accounting under ASC 805.
(m)
An adjustment to recognize deferred tax liabilities resulting from (1) goodwill identified in the purchase price allocation that is not deductible for tax purposes and (2) differences in the book and tax basis of intangible assets remeasured to fair value as a result of business combination accounting under ASC 805.
(n)
Reflects the issuance of ordinary shares as consideration for the acquisitions of Bluedot: the Company issued 819,737 ordinary shares of the Company to DBLP and 1,941,111 ordinary shares of the Company to the Tanist Group.
(o)
Reflects the issuance of ordinary shares as consideration for the acquisition of GroupBy: the Company issued 3,999,902 of its ordinary shares to the Sellers (as defined above). The pro forma adjustment assumes a price of $1.44 per share which is the closing price per share on March 25, 2025, the date on which the Company closed the GroupBy acquisition.
(p)
Reflects the elimination of accumulated deficit and other consolidation adjustments as a result of acquisition accounting.
(q)
Reflects an adjustment for the cancellation all warrants recognized in equity to which GroupBy is a party as one of the conditions for the closing of the GroupBy acquisition.

Note 3—Unaudited pro forma condensed combined statements of operations adjustments

In addition to the pro forma adjustments listed below, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 also include adjustments to conform Bluedot’s and GroupBy's historical presentation of certain line items to the presentation of those line items by Rezolve.

(r)
The revenue for Bluedot Innovation Pty. Ltd for the year ended December 31, 2024 represents revenue from a government grant.
(s)
Adjustment to add incremental depreciation expense for GroupBy based on the fair values assigned in the preliminary purchase price allocation to technology intellectual property and customer contract and related relationships.
(t)
Adjustment to add incremental depreciation expense for Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd based on the fair values assigned in the preliminary purchase price allocation to customer contract and related relationships.
(u)
Adjustment to add incremental depreciation expense for Bluedot Innovation Pty. Ltd based on the values assigned to technology intellectual property based on the preliminary allocation of costs for the asset acquisition.

(v)
Adjustment to remove GroupBy's historical interest expense for the year ended December 31, 2024, as a result of the settlement of $12 million of outstanding debt due to Western Alliance Bank. Refer to the unaudited pro forma condensed combined balance sheet adjustments above for more information.
(w)
In connection with the closing of the GroupBy acquisition, the Company entered into a subscription letter with Western Alliance Bank ("WAB") pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12,300,000. In consideration for the allotment of these Ordinary Shares, WAB will irrevocably and unconditionally release and discharge the Company from the obligations owed by the Company to WAB. The pro forma adjustment uses the share price of Rezolve Ordinary shares of $1.44 on March 25, 2025, the date on which Rezolve closed the GroupBy acquisition.
(x)
An adjustment to recognize the transactions costs directly associated with the acquisition of GroupBy including, but not limited to advisory fees and legal fees.
(y)
An adjustment to recognize the transactions costs directly associated with the acquisition of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd including, but not limited to advisory fees and legal fees.
(z)
An adjustment to lease expense for the difference between IFRS and US GAAP. There is only a single accounting model for leases under IFRS, i.e., all leases are effectively equivalent to finance leases under ASC 842, therefore lease classification is unnecessary under IFRS. The leases of GroupBy were classified as operating leases under ASC 842 which resulted in the recognition of a straight-line rent expense in the income statement under ASC 842 rather than the recognition of an amortization expense and interest expense under IFRS 16, for the year ended December 31, 2024.
(aa)
Reflects an adjustment for the cancellation all warrant liabilities to which GroupBy is a party as one of the conditions for the closing of the GroupBy acquisition.
(bb)
An adjustment to recognize deferred tax liabilities resulting from (1) goodwill identified in the purchase price allocation that is not deductible for tax purposes and (2) differences in the book and tax basis of intangible assets remeasured to fair value as a result of business combination accounting under ASC 805.
(cc)
An adjustment to recognize deferred tax liabilities resulting from (1) goodwill identified in the purchase price allocation that is not deductible for tax purposes and (2) differences in the book and tax basis of intangible assets remeasured to fair value as a result of business combination accounting under ASC 805.
(dd)
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Bluedot and GroupBy acquisitions, assuming the shares were outstanding since January 1, 2024. As the Bluedot and GroupBy acquisitions are being reflected in the unaudited pro forma condensed combined statement of operations as if both acquisitions had occurred on January 1, 2024, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Blue Dot and GroupBy acquisitions have been outstanding for the entire period presented.